UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Vimicro International Corporation
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share **
(Title of Class of Securities)

G9366M103
(CUSIP Number)

Shengda Zan

Room 906, Bank of Shanghai Tower

168 Middle Yincheng Road, Shanghai

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on NASDAQ Global Market of American depositary shares, each representing four ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Alpha Spring Limited (“Alpha Spring”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Nantong Zongyi Investment Co., Ltd. (“Nantong Zongyi”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Shengda Zan (“Mr. Zan”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Preamble

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D previously filed by the Reporting Persons on July 10, 2015 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) was merged with and into the Issuer, with the Issuer surviving the Merger (as defined below) and becoming a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.03, and incorporated herein by reference in its entirety.

The total amount of funds necessary to complete the Merger and the related transactions was $300 million, which was provided by Alpha Spring through a loan to Parent.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On August 5, 2015, Mr. Zhonghan (John) Deng (“Mr. Deng”), Vimicro Beijing Corporation, Mr. Zhaowei (Kevin) Jin (“Mr. Jin”), Vimicro Shenzhen Corporation and Mr. Zan entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium (as defined in the Consortium Agreement) shall (a) undertake due diligence with respect to the Issuer and its business; (b) engage in discussions with the Issuer regarding the non-binding proposal submitted to the board of directors of the Issuer to acquire all outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) not already owned by the Consortium at US$3.375 per Ordinary Share, or US$13.50 per ADS, in cash; and (c) negotiate in good faith the terms of definitive documentation in respect of the proposed acquisition transaction with respect to the Issuer (the “Proposed Transaction”), pursuant to which the Issuer would be delisted from NASDAQ Global Market (“NASDAQ”) and deregistered under the Act. The Consortium further agreed to incorporate a new company under the laws of the Cayman Islands (“Holdco”) and to cause Holdco to form a direct, wholly-owned subsidiary under the laws of the Cayman Islands to undertake the Proposed Transaction. The Consortium Agreement was subsequently amended and restated on September 11, 2015 (the “Restated Consortium Agreement”) to provide for, among other things, the inclusion of Mr. Xiaodong (Dave) Yang and Vimicro Tianjin Corporation as new members of the Consortium in connection with the proposal to pursue the Proposed Transaction.

On September 15, 2015, the Issuer entered into an agreement and plan of merger (as amended on November 3, 2015, the “Merger Agreement”) with Vimicro China (Parent) Limited, a Cayman Islands company (“Parent”) and Vimicro Acquisition Limited, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger. At the effective time of the Merger, each of the Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger (including Ordinary Shares represented by ADSs) will be cancelled in consideration for the right to receive $3.375 per Ordinary Share or US$13.50 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or the Issuer (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Issuer, in each case immediately prior to the effective time of the Merger, (b) Ordinary Shares (including Ordinary Shares represented by ADSs) reserved (but not yet allocated) by the Issuer for settlement upon exercise of any options to purchase Ordinary Shares outstanding under the Issuer’s 2004 Share Option Plan or 2005 Share Incentive Plan (including any amendment and modification thereto, collectively, the “Company Share Plans”), (c) the Rollover Shares (as defined in the Merger Agreement), and (d) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Cayman Companies Law”), which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Cayman Companies Law.

Concurrently with the execution of the Merger Agreement, Nantong Zongyi and Alpha Spring entered into a limited guarantee in favor of the Issuer (the “Sponsor Limited Guarantee”), pursuant to which Nantong Zongyi and Alpha Spring guarantee the due and punctual observance, performance and/or discharge of payment as and when due, subject to the conditions and limitations set forth therein and in the Merger Agreement, of (a) Parent’s obligation to pay a termination fee to the Issuer under the Merger Agreement and (b) Parent’s and Merger Sub’s funding of the merger consideration under the Merger Agreement, subject to a cap of US$310,000,000 (the “Sponsor Limited Guarantee”).

Concurrently with the execution of the Merger Agreement, Parent, Merger Sub and the Rollover Shareholders (as defined in the Merger Agreement) entered into a rollover agreement (as amended on November 3, 2015, the “Rollover Agreement”), pursuant to which, immediately prior to the closing of the Merger, each Rollover Share shall be cancelled and each Rollover Shareholder shall subscribe for the number of ordinary shares in Parent as set forth in the Rollover Agreement. Pursuant to the Rollover Agreement, immediately prior to the closing of the Merger, Parent shall become wholly-owned by the Rollover Shareholders.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a voting agreement (the “Voting Agreement”) with Parent and Merger Sub, pursuant to which the Reporting Persons agreed, among other things, that each of them will vote the shares held by them in favor of the authorization and approval of the Merger Agreement, the plan of merger and the transactions contemplated thereunder, including the Merger.

Concurrently with the execution of the Merger Agreement, Alpha Spring entered into a commitment letter (the “Commitment Letter”) with Parent and Merger Sub, pursuant to which Alpha Spring undertook to make a loan to Parent in the aggregate principal amount of $310 million (the amount to be funded under the Commitment Letter may be reduced if and the extent that it will be possible for Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement with Alpha Spring contributing less than the full amount of its commitment).

On November 3, 2015, the Issuer, Parent and Merger Sub entered into an Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment to the Merger Agreement”), pursuant to which, among other things, 2,356,434 Ordinary Shares and 108,325 ADSs beneficially owned by Mr. Xiaodong (Dave) Yang, 4,453,192 Ordinary Shares and 15,000 ADSs beneficially owned by Mr. Deng, and 1,391,851 Ordinary Shares and 100,000 ADSs beneficially owned by Mr. Jin are excluded from the Rollover Shares to be rolled over to the Parent. Concurrently with the execution of the Amendment to the Merger Agreement, Parent, Merger Sub and the Rollover Shareholders entered into an Amendment No. 1 to the Rollover Agreement (the “Amendment to the Rollover Agreement”) in order to change the number of Rollover Shares.

On December 15, 2015, at 10:00 am (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On December 18, 2015, the Issuer filed the Plan of Merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of December 18, 2015, pursuant to which the Merger became effective on December 18, 2015. As a result of the Merger, the Issuer became wholly-owned by Parent.

At the effective time of the Merger, each of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs), other than (a) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or the Issuer (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Issuer, (b) Ordinary Shares (including Ordinary Shares represented by ADSs) reserved (but not yet allocated) by the Issuer for settlement upon exercise of any options to purchase Ordinary Shares outstanding under the Company Share Plans, (c) Ordinary Shares (including the Ordinary Shares represented by ADSs) beneficially owned (as determined pursuant to Rule 13d-3 under the Act) by any of the Rollover Shareholders, but excluding (i) 2,356,434 Ordinary Shares and 108,325 ADSs beneficially owned by Mr. Xiaodong (Dave) Yang, (ii) 4,453,192 Ordinary Shares and 15,000 ADSs beneficially owned by Mr. Deng, and (iii) 1,391,851 Ordinary Shares and 100,000 ADSs beneficially owned by Mr. Jin, and (d) Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (the “Dissenting Shares”) (Ordinary Shares described under (a) through (d) above are collectively referred to as the “Excluded Shares”), were cancelled in exchange for the right to receive $3.375 in cash without interest, and for the avoidance of doubt, because each ADS represents four Ordinary Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) represents the right to surrender the ADS in exchange for $13.50 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of October 24, 2005, by and among the Issuer, J.P. Morgan Chase Bank, N.A., and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Excluded Shares other than the Dissenting Shares, of which there were none, were cancelled for no consideration.

At the effective time of the Merger, each outstanding option award (each a “Company Option”) issued by the Issuer pursuant to the Company Share Plans that has not vested was assumed by Parent and became an option to purchase a number of ordinary shares of Parent equal to the number of Ordinary Shares subject to such Company Option. In addition, at the effective time of the Merger, each outstanding Company Option issued by the Issuer pursuant to the Company Share Plans that has vested, except for any vested Company Options held by the Rollover Shareholders, which were cancelled pursuant to the Merger Agreement, was converted into the right to receive an amount in cash, equal to the excess of (i) $3.375 over (ii) the exercise price of each Company Option, multiplied by the number of Ordinary Shares underlying such Company Option.

Upon the consummation of the Merger, the Issuer became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the NASDAQ following the close of trading on December 18, 2015 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act.

The descriptions of the Restated Consortium Agreement, the Merger Agreement, the Sponsor Limited Guarantee, the Rollover Agreement, the Voting Agreement, the Commitment Letter, the Amendment to the Merger Agreement and the Amendment to the Rollover Agreement in this Item 4 are qualified in their entirety by reference to the complete text of such documents, which are attached hereto as Exhibits 7.02 to 7.09, respectively, and which are incorporated herein by reference in their entirety.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (b) As of the date of this Amendment No. 1, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Amendment No. 1.

(d) Not applicable.

(e) December 18, 2015.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

To the best knowledge of the Reporting Persons, except as set forth in Item 4 above and incorporated herein by reference, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:*	Joint Filing Agreement, by and among the Reporting Persons, dated as of July 10, 2015

Exhibit 7.02	Restated Consortium Agreement, by and among Mr. Deng, Vimicro Beijing Corporation, Mr. Jin, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation and Mr. Zan, dated September 11, 2015

Exhibit 7.03	Agreement and Plan of Merger, dated September 15, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 15, 2015)

Exhibit 7.04	Sponsor Limited Guarantee, executed by Alpha Spring and Nantong Zongyi in favor of the Issuer, dated as of September 15, 2015

Exhibit 7.05	Rollover Agreement, dated as of September 15, 2015

Exhibit 7.06	Voting Agreement, by and among Alpha Spring, Nantong Zongyi, Mr. Zan, Parent and Merger Sub, dated as of September 15, 2015

Exhibit 7.07	Commitment Letter, dated September 15, 2015

Exhibit 7.08	Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 3, 2015

Exhibit 7.09	Amendment No. 1 to the Rollover Agreement, dated as of November 3, 2015

* Previously filed on July 10, 2015

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015

Alpha Spring Limited	By:	/s/ Shengda Zan
Name: Shengda Zan
Title: Director

Nantong Zongyi Investment Co., Ltd.	By:	/s/ Shengda Zan
Name: Shengda Zan
Title: Director and Legal Representative

Shengda Zan	/s/ Shengda Zan